Exhibit 99.1

Pembina Announces Appointment of Scott Burrows as President and Chief Executive Officer

Strengthens Executive Leadership Team With Additional Promotion and Appointment

CALGARY, AB, Feb. 23, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) today announced that it has appointed Scott Burrows as the Company's President and Chief Executive Officer. This appointment concludes the previously announced executive search process undertaken by the Pembina Board of Directors. Mr. Burrows previously served as the Company's Chief Financial Officer for approximately seven years and was appointed interim President and Chief Executive Officer in November 2021. Mr. Burrows has also been appointed to the Pembina Board of Directors.

"Pembina today has great momentum and significant opportunities, and we are thrilled to have Scott take on the CEO role permanently and lead Pembina into the future," said Randy Findlay, Chair of the Pembina Board of Directors. "Scott brings the critical capabilities and qualities we need to build on our more than 65-year history, develop our world-class team, strengthen relationships with our stakeholders and deliver value from our core businesses. Just as importantly, he has the strategic vision and experience to advance our position as a truly differentiated, integrated leader in the midstream space. The Board looks forward to continuing to work with Scott and the rest of the Pembina leadership team."

Pembina also announced two additional executive appointments. Jaret Sprott, the Company's current Senior Vice President & Chief Operating Officer, Facilities, has been appointed Senior Vice President & Chief Operating Officer, Pipelines and Facilities; and Eva Bishop will be joining Pembina as Senior Vice President, Corporate Services. Ms. Bishop has received her Canadian work authorization and her appointment will be effective upon her relocation from London to Calgary in April. Cameron Goldade, previously Pembina's Vice President – Capital Markets, continues to serve as the Company's interim Chief Financial Officer, as management and the Board evaluate internal and external candidates for that position. Along with these leadership changes, the Company also announced that Harry Andersen, formerly Senior Vice President & Chief Operating Officer, Pipelines, has departed the Company to pursue other opportunities.

"I want to thank the Board for this opportunity to lead Pembina at an important and dynamic time for our company and our industry," said Scott Burrows. "We have a tremendous team at Pembina and a group of partners and stakeholders that we are very proud to serve and collaborate with. Our industry will continue to evolve to meet the needs of our customers and provide sustainable energy solutions for this generation and those to come. In that process, Pembina will continue to be a leader, employer and partner of choice, with a workforce dedicated to excellence, safety and continuous improvement. I look forward to delivering on our goals for the benefit of our shareholders, customers, communities and employees."

Added Burrows, "I am also very excited by the two new appointments that will significantly strengthen our leadership team. Jaret Sprott's promotion to the newly combined position of Pembina's COO, Pipelines and Facilities, recognizes his strong leadership and significant contributions to the Company over the last seven years. We are also very pleased that Eva Bishop, a proven leader with nearly 30 years of experience across the energy, consumer goods and network industries, will be joining the Company in April as SVP, Corporate Services. Eva will support the Executive Committee in developing new opportunities to benefit Pembina's various stakeholders including our employees. Finally, I want to thank Harry Andersen for his contributions to Pembina over the last 10 years and wish him well on his next endeavor."

Biographies

Scott Burrows

Since November 2021, Scott served as interim President and Chief Executive Officer. Previously, Scott was Chief Financial Officer of Pembina for approximately seven years, overseeing the Company's financial operations, investor relations, treasury, tax, risk management, corporate planning, corporate development and capital market financings.

Prior to his role as CFO, Scott served as Vice President, Capital Markets, and as Vice President, Corporate Development and Investor Relations. In these roles, Scott was responsible for guiding Pembina through its corporate-level financial analysis of business opportunities in addition to strategic development and planning, acquisitions and divestitures. He also supported the Company's participation in the capital markets by evaluating various financing alternatives and oversaw Pembina's investor relations and related marketing initiatives.

Before joining Pembina in November 2010, Scott spent seven years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities. Scott has a Bachelor of Commerce from the University of British Columbia and is also a CFA® Charterholder.

Jaret Sprott

Since January 2018, Jaret served as Senior Vice President & Chief Operating Officer, Facilities. In this role, Jaret was accountable for safe, reliable and responsible management of gas processing, fractionation, rail, storage and import/export assets at Pembina. He also oversaw Pembina's Aux Sable and Veresen Midstream joint ventures and was a member of the Cedar LNG Board. These responsibilities will continue in his new position.

Prior to his role as SVP & COO, Facilities, upon joining Pembina in January 2015, Jaret was Vice President, Gas Services. In both his previous roles, Jaret has contributed to a significant portion of the Company's growth over the past seven years.

Before joining Pembina, Jaret had extensive upstream experience, having most recently worked at Ovintiv (formerly Encana Corporation) in a senior management position, where he was responsible for the growth of the company's core Montney liquids play in Alberta. He also brings a resource background in all key WCSB geological plays, strategic planning, engineering, operations and facility construction.

Jaret graduated with a Bachelor of Applied Science in Petroleum Systems Engineering from the University of Regina in 2002 and is a member of APEGA.

Eva Bishop

Ms. Bishop has nearly 30 years of experience working across the energy, consumer goods and network industries. She joins Pembina from BP Europa, where she served as a non-executive director. Eva has been a General Counsel in a broad variety of industries around the world and has held senior executive and non-executive positions in global corporations such as Royal Mail, Coca-Cola Enterprises and BP. Beyond the traditional remit of the General Counsel, Eva has also had leading roles in crisis management, compliance, enterprise risk management, strategy development and ESG.

Eva currently also serves as a Board Trustee of the charity "Power of Zero", a UNICEF and UNESCO backed global campaign to teach young children the skills and values they need for a connected world.

Eva has a law degree from Heidelberg University, an LL.M. in European and International Economic Law from the University of Edinburgh and is an ICF certified executive coach.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years.  Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services.
  Investors receive sustainable industry-leading total returns.
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture.
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities and expectations about industry activities and development opportunities, including outlooks related thereto.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

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For further information: Sarah Schwann, Vice President, External Affairs, e-mail: sschwann@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 23-FEB-22